

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Paolo Tiramani
Chief Executive Officer
Boxabl Inc.
6120 N. Hollywood Blvd. #104
Las Vegas, NV 89115

> **Re: Boxabl Inc.**
> **Offering Statement on Form 1-A**
> **Filed on January 22, 2021**
> **File No. 024-11419**

Dear Mr. Tiramani:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 8, 2021 letter.

Offering Statement on Form 1-A

General

1. We note your response to comments 1 and 8. The Form 1-A indicates Mr. Paolo Tiramani and Mr. Galiano Tiramani will have the right to "reacquire shares in this offering." Please provide a detailed analysis as to whether their right to reacquire shares sold in this offering is a "right to subscribe to or purchase" a security or is otherwise a security as defined in Section 2(a)(1) of the Securities Act. Identify any no action letters or other guidance you believe is relevant and advise us of the business reasons for the "call" right. In your analysis, please also address the following:
   • Please identify the issuer of the security and what exemption will be relied upon for the offer and sale of the security;
   • Identify and explain what conditions or restrictions, if any, would apply to the exercise of the "call" right, including whether such conditions or restrictions set forth

a pro rata or some other order of acquisition of the preferred shares; and
- Address any questions under state law regarding the enforceability of a provision—not located in the investor's subscription agreement—of an issuer to require that its investors sell their securities to third parties.

We may have further comment.

2. We note your company was recently featured on https://www.meetthedrapers.com/. Please provide a detailed legal analysis of how that appearance is consistent with the requirements of Rules 251 and 255 of Regulation A. Please also address whether to date you have accepted any investor money or accepted offers to buy your securities. Further, ensure that your disclosure in your Form 1-A is consistent with representations made in the video. For example, please disclose the family relationships between members of your management. Finally, if you intend to rely on Rule 255 in connection with your appearance on Meet the Drapers, please file the broadcast script of that appearance as an exhibit.

3. We note that Galiano Tiramani stated on "Meet The Drapers" Season 4 Episode 1 (www.meetthedrapers.com) that the company has a $10 million contract with the federal government to deliver 150 homes. Please revise to describe the material terms of the contract with the federal government in the offering statement and file the contract with the federal government as an exhibit to the Form 1-A.

Cover Page

4. We note your disclosure that you may add a broker-dealer or placement agent by filing a supplement. Please note that this addition would require the filing of a post-qualification amendment. Please revise your disclosure as appropriate. We also note you indicate in your Plan of Distribution that there is a minimum investment per investor of $1000 for each class of shares. Revise your cover page to reflect the minimum investment per investor.

5. Please disclose the amount of the set-up fee and consulting fee to be paid to Dalmore. Please refer to the instructions to Item 1(e) of Part II of Form 1-A. We note that your disclosure that your securities may be sold by OpenDeal Broker through the website www.republic.co. Please clarify whether investors may purchase and sell securities on this website, or if they may only purchase your securities on this site.

Risk Factors, page 7

6. We note that you have a number of risk factors which address the risks to investors from becoming stockholders under the Stockholders Agreement such as "By executing the subscription agreement in this offering, investors will join as Stockholders under our Stockholders Agreement", "The Stockholders Agreement places limitations on the transferability of our securities" and "The Stockholders Agreement includes a contractual

call right for Paolo Tiramani or Galiano Tiramani to repurchase the shares of investors in this offerings". Please revise these risk factors to address in detail the risks to shareholders that result from joining the Stockholders Agreement.

The Company's Property, page 28

7.   We note that you have entered into a lease agreement for industrial space to make into the initial manufacturing facility. Please revise to address the material terms of the lease including the lease payments, the size of the facility, and the potential number of Boxes that the facility is expected to produce. We also note in the "Market Opportunity" section, on page 21, that you quote market statistics from November 2019 and December 2019. Please revise to update the information regarding the construction market to a more recent date.

Interest of Management and Others in Certain Transactions, page 35

8.   Please revise to address the loan agreements with two officers during the six months ended June 30, 2020.

Call Right, page 37

9.   We note your response to comment 8. Please revise to address how the call right will be enforced against investors if they are required to sell their securities.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction